August 15, 2016

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds, Aberdeen Global Unconstrained Fixed Income Fund
Post-Effective Amendment No. 74 to the Registration Statement Filed on June 16, 2016
Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine A. Corey of Aberdeen Asset Management Inc. on July 25, 2016.  The Amendment contains the prospectus and statement of additional information for Aberdeen Funds (the “Registrant”) with respect to its series, Aberdeen Global Unconstrained Fixed Income Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus Comments

Comment No. 1:                                                     Please update the series ID on the EDGAR database to reflect the new Fund name prior to effectiveness of the Amendment.

Response:                                                                                        The Registrant confirms that the series ID has been updated for the Fund.

Comment No. 2:                                                     With respect to footnote 3 to the fee table, please revise the last sentence to read as follows: “The Trust is authorized to reimburse the Adviser for management fees previously limited and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the date when the Adviser limited the fees or reimbursed the expenses and the reimbursements do not cause a Class to exceed the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser” (emphasis added). See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV-73, which remind registrants that they cannot recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap.

Response:                                                                                        The Registrant respectfully declines to make the requested change at this time, as the current language accurately reflects the expense limitation agreement between the Adviser and the Funds. The Registrant will consider proposing an amendment to its expense limitation agreement during the agreement’s next annual renewal by the Registrant’s Board of Trustees, and thereafter making the requested disclosure changes in a subsequent amendment to the Registration Statement.

Comment No. 3:                                                     Under “Principal Strategies,” the Fund includes language that “A company is considered a non-U.S. issuer if Fund management determines that the company meets one or more of the following criteria: the company […] issues securities denominated in the currency of a country outside of the U.S.”.  The Staff does not believe that currency denomination is an appropriate stand-alone factor for determining whether a company is economically tied to a particular country. Please confirm whether this factor would be used as a standalone determinant of the country of the issuer of a security and consider revising the language.

Response:                                                                                        The prospectus states that a company is considered to be a non-U.S. company based on “one or more” of certain criteria.  The Registrant confirms that the above-referenced criterion would not be considered on its own for purposes of determining whether a company is a non-U.S. company.  The Registrant has added disclosure to the principal investment strategy clarifying this.

Comment No. 4:                                                     Under “Principal Strategies,” the Fund includes language that “A company will be considered a non-U.S. company if Fund management determines that the company meets one or more of the following criteria: the company […] alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in a country outside the U.S.” (emphasis added). The Staff believes that a subsidiary company should meet the applicable criteria on its own and not due to the activities of an affiliate or sister company. Please explain why it is appropriate to meet this criterion on a consolidated basis or revise the disclosure.

Response:                                                                                        The Financial Accounting Standards Board (“FASB”) stated in “Accounting Research Bulletin 51: Consolidated Financial Statements” that the purpose of consolidated statements is to present, primarily for the benefit of the shareholders and creditors of the parent company, the results of operations and the financial position of a parent company and its subsidiaries essentially as if the group were a single company with one or more branches or divisions. The Registrant notes that the Fund may invest in securities of a parent company that operates through its subsidiaries and therefore issues consolidated financial statements. The Registrant respectfully submits that it believes it is reasonable that such consolidated financial statements would be used to determine the annual revenues and earnings of the parent company and from what country or countries such revenue or earnings were derived.  A subsidiary company in which the Fund may invest would not meet this criterion based on a combination of its and its parent company’s earnings and revenues.  The Registrant respectfully declines to add additional disclosure to the principal investment strategies section about this criterion as it believes it may be excessive and confusing to shareholders; however, the Registrant has revised the disclosure to remove the phrase “alone or on a consolidated basis” to avoid any confusion regarding the use of these terms in the future.

Comment No. 5:                                                  Mortgage-backed and other asset-backed securities are listed as a permitted investment in the Fund’s principal investment strategies. Please be advised that the Staff has concerns about the liquidity of certain types of asset-backed securities, particularly collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs). Please explain supplementally how much the Fund invests in asset-backed securities overall and in CLOs and CDOs in particular.

Response:                                                                                        The Fund invests generally to a minimal extent in asset-backed securities and in CLOs and CDOs in particular. As of June 22, 2016, the Fund held 3.75% of its assets in asset-backed securities, which included 3.29% in mortgage-backed securities (consisting of 0.41% agency commercial mortgage-backed securities, 1.88% commercial mortgage backed securities and 1.00% residential mortgage-backed securities) and 0.46% in other asset-backed securities. The Fund did not hold any CLOs or CDOs. The portfolio management team does not currently anticipate investing in CLOs or CDOs on behalf of the Fund to a principal extent.

Comment No. 6:                                                     Please confirm whether there are any particular sectors in which the Fund is currently heavily invested and if yes, please disclose the risks of that sector in particular. Please add a reference to such sector in the principal strategy section if the Fund has a strategy to invest in such sector.

Response:                                                                                        The Fund currently is not invested to a significant extent in any particular economic sector.  The Fund’s portfolio management team currently anticipates, however, that under the Fund’s revised investment strategies, the Fund’s portfolio will include a significant amount of securities of companies that represent the financial sector; as a result, the Registrant added risk disclosure to the Amendment with respect to the financial sector in the section “Principal Risks”.  The portfolio management team does not currently anticipate investing heavily in securities of companies that represent any other particular economic sector. Because the Fund does not have a particular strategy to invest in the financial sector or any other sector, the Registrant respectfully declines to add disclosure about investing in the financial sector to the principal strategies of the Fund. The Fund has added disclosure to its principal investment strategies noting that the Fund may invest in any market sector and investments in a single sector may comprise a large portion of the Fund’s assets.

Comment No. 7:                                                     Please explain why the U.S. Treasury Note Index is an appropriate broad-based securities market index for the Fund.

Response:                                                                                        As an unconstrained fixed income fund, pursuant to its principal strategies the Fund has significant latitude to invest across fixed income assets classes and in securities of varying credit qualities and maturities, resulting in either long or short duration, and shift such allocations depending on market conditions, including holding cash if deemed advisable by the investment team. As a result, the Registrant does not consider a traditional fixed income index to be an appropriate benchmark for the Fund. The Registrant believes that the U.S. Treasury Note Index is a more appropriate benchmark index for the Fund and is consistent with industry practice of using a cash benchmark in the Non-traditional Bond category of mutual funds, as reported by Morningstar.  The Registrant notes that Form N-1A requires only that an index be an appropriate broad-based securities market index. The U.S. Treasury Note Index has sufficient components to qualify it as broad-based, and it is an appropriate benchmark for the Fund as described above.

Comment No. 8:                                                     With respect to the last paragraph under “Performance”, which states that Class R shares have not been in operation for a full calendar year, please confirm that Class R shares have not commenced operations.

Response:                                                                                        The Registrant confirms that Class R shares have not commenced operations.

Comment No. 9:                                                     The first three sentences in the paragraph following the tables under “Purchase and Sale of Fund Shares” include too much information for the summary prospectus. Accordingly, please consider moving such disclosure to another section.

Response:                                                                                        The Registrant has moved the aforementioned disclosure to the section entitled “Choosing a Share Class” and has included a cross-reference to such section in the summary section.

Comment No. 10:                                              Under “Temporary Investments,” the Registrant states:

“If the Fund’s management believes that business, economic, political or financial conditions warrant, the Fund may invest without limit in cash or money market cash equivalents including:

•                  …

•                  shares of other investment companies that invest in securities in which the Fund may invest, to the extent permitted by applicable law.

The use of temporary investments prevents the Fund from fully pursuing its investment objective, and the Fund may miss potential market upswings.”

Please be advised that the Staff believes that the types of securities used for temporary defensive purposes should be used to preserve principal and not to achieve the Fund’s investment objective. Please explain how the Fund intends to use shares of other investment companies for temporary defensive purposes or remove the bullet point.

Response:                                                                                        The Registrant has removed the bullet point relating to shares of other investment companies from the applicable disclosure as requested.

Comment No. 11:                                              Under “Transfer Agent Out of Pocket Expenses,” the Registrant states: “Transfer agent out-of-pocket expenses generally include, but are not limited to, costs associated with recordkeeping, networking, sub-transfer agency or other administrative or shareholder services.” Please explain supplementally what is meant by the term “networking”.

Response:                                                                                        “Networking” refers to the services performed by intermediaries on behalf of funds when the intermediaries transact through the NSCC in what is referred to as the “Matrix Level 3” environment.  Services performed by the intermediaries on behalf of a fund include client confirmation and statement generation, tax form production, transaction processing, and all aspects of shareholder services (the beneficial shareholder communicates with the intermediary and not the fund directly).

Comment No. 12:                                              The section of the prospectus entitled “Investing with Aberdeen Funds — Accounts with Low Balances” describes a $5 quarterly fee for accounts with low balances. Please add this fee as a line item in the fee table for the Fund as required by Form N-1A.

Response:                                                                                        Instruction 2(d) to Item 3 of Form N-1A provides in relevant part:  “Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed. . . . If an account fee is charged only to accounts that do not meet a certain threshold (e.g., accounts under $5,000), the Fund may include the threshold in a parenthetical to the caption or footnote to the table.”  The Fund charges the $5 quarterly fee to accounts with a balance of less than $1,000, subject to certain exceptions.  Consequently, the Registrant respectfully submits that a typical investor in a Fund will not be charged this account fee, and that including the account fee in either the fee table or in a footnote would be misleading to the typical investor in a Fund that is not charged this account fee.

SAI Comments

Comment No. 13:                                              Please revise the industry classifications for purposes of the Fund’s concentration policy.  Please combine “natural gas distribution” and “natural gas pipeline” into one industry, or explain why they should remain separate industries.  Please explain why “combined electric and combined gas” is a separate industry from the electric and natural gas industries already listed.  Please explain the meaning of “captive borrowing conduit.”  Please combine “equipment finance, premium finance, leasing finance, consumer finance and other finance” into one industry, or explain why they should remain separate industries.

Response:                                                                                        Each Fund’s fundamental investment restriction relating to concentration is consistent with that of other existing Aberdeen funds and cannot be changed without shareholder approval.  All of the Aberdeen funds rely on a third-party industry classification system (e.g., Bloomberg, GICS or Barclays Live) for industry concentration tests, notwithstanding the statement defining separate industries contained in the fundamental restriction, as described in the paragraph below the list of the Fund’s fundamental investment restrictions on page 83 of the SAI and as is consistent with Guide 19 of the Guidelines to Form N-1A, which states that a registrant may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Comment No. 14:                                              With respect to the first sentence of the last paragraph on page 84 of the SAI, please confirm that this sentence does not apply to breaches of the Fund’s borrowing restriction in light of the requirement under Section 18(f)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) that a fund return to compliance with the fund’s borrowing restriction within three days of a breach.

Response:                                                                                        The Registrant confirms that the first sentence of the last paragraph on page 84 of the SAI does not apply to the Fund’s fundamental investment restriction on borrowing and that the Fund complies with Section 18(f)(1) of the 1940 Act with respect to curing any breaches of such restriction.

Comment No. 15:                                           With respect to the information provided under “Subadvisory Fees,” please be advised that Item 19(a)(3) of Form N-1A requires disclosure of the method of calculating advisory fees paid to each investment adviser.  Please add information to this section describing the method by which the sub-adviser to the Fund is compensated, which, in the Staff’s view, should include the percentage of the advisory fee paid to the sub-adviser.

Response:                                                                                        The Registrant respectfully notes that the percentage of the advisory fee paid to the sub-adviser is included immediately above the section “Subadvisory Fees” in the section “Subadviser”, which states:

“For the investment management services it provides to the Fund, the Subadviser is entitled to 90% of the advisory fee received after fee waivers and expense reimbursements, if any, by the Adviser.”

The Registrant has moved this disclosure to the section “Subadvisory Fees”, and for consistency of presentation, has also moved the method of calculating the advisory fee from the section “Aberdeen Asset Management Inc.” to “Investment Advisory Fees”.

*                                         *                                         *                                         *                                         *

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)         the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)         Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5724.

Very truly yours,

/s/ Katherine A. Corey
Katherine A. Corey

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP